FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                           For the month of MAY , 2001
                                      ----

                             Trimark Oil & Gas Ltd.
                 (Translation of registrant's name into English)

                                     0-30196
                                    ---------
                                  (File Number)

      1305 - 1090 West Georgia Street, Vancouver, British Columbia, V6E 3V7
     -----------------------------------------------------------------------
                    (Address of principal executive offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
                          Form 20-F  X    Form 40-F
                                   -----

        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
                   under the Securities Exchange Act of 1934.
                                 Yes     No    X
                                             -----

       If "Yes" is marked, indicate below the file number assigned to the registrant in connection with
                       Rule 12g3-2(b): 82-______________

                                   SIGNATURES

      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                       Trimark Oil & Gas Ltd.
                                       ----------------------------------------
                                       (Registrant)

Date   May 23, 2001                    By  /s/ "Nick DeMare"
       -----------------               ----------------------------------------
                                       Nick DeMare, Director
                                       (Signature)*

     *Print the name and title of the signing officer under his signature.

                             TRIMARK OIL & GAS LTD.
                        #1305 - 1090 West Georgia Street
                              Vancouver, BC V6E 3V7
                    Tel: (604) 685-9316   Fax: (604) 683-1585
                    CDNX Symbol: TMK.V    OTCBB Symbol: TOGSF



NEWS RELEASE                                                       MAY 23, 2001

           Private Placement Financing and Convertible Debenture Notes

Subject to regulatory approvals the Company has arranged a non-brokered private placement financing of 3,500,000 units at a price of $0.54 per unit, to raise gross proceeds of $1,890,000. Each unit will consist of one common share and one share purchase warrant. Two share purchase warrants will entitle the holder thereof to purchase one additional common share in the capital of the Company for a period of two years from closing for the exercise price of $0.62.

Officers and/or directors of the Company are purchasing 2,000,000 units of this 3,500,000 unit offering. The officers' and/or directors' participation in this financing will be funded, in part, through their sale of Company shares in a cross, arranged by Canaccord Capital Corp., through the facilities of the Canadian Venture Exchange. For the 1,500,000 units purchased by non- insiders, the Company has agreed to pay, subject to regulatory approvals, a finder's fee of 8% cash and share purchase warrants, exercisable for one year to purchase 300,000 common shares of the Company at an exercise price of $0.62 per share.

In connection with this private placement financing the Company has agreed, subject to regulatory approval, to pay Canaccord Capital Corp. a fee of 400,000 share purchase warrants to purchase 400,000 common shares of the Company, exercisable for one year from closing, at an exercise price of $0.62. This fee will be paid to Canaccord Capital Corp. and other independent financial advisors.

The Company has also arranged, subject to regulatory approvals, a non-brokered financing to raise $400,000 by way of convertible debenture notes. The interest rate is 10% per annum, with interest for the first year to be pre-paid on closing in shares at $0.62 per share. Interest thereafter to be paid quarterly in arrears in cash or shares at the then current market price at the holder's choice. In the event the debenture holder converts, in the first year, interest shall be reimbursed pro-rata for the unused portion. The debentures will have a three year term and be convertible into common shares of the Company at $0.62 per share in year one, at $0.68 per share in year two and at $0.73 per share in year three. Should the closing price of the Company's shares be $2.40 or above for 30 consecutive trading days the debenture notes will be converted into common shares of the Company. The purchaser of the convertible debenture notes is at arm's length to the Company.

The funds from these financings will be used to help finance the Company's portion of the exploration programs in California and for general working capital.

For additional information on Trimark Oil & Gas Ltd. contact Des O'Kell at 1-888-303-3361.

ON BEHALF OF THE BOARD

"Donald Busby"

Donald W. Busby, President

       The Canadian Venture Exchange has not reviewed and does not accept responsibility for the adequacy or the accuracy of this release.